UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 6)1

1847 Goedeker Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

28252C109

(CUSIP Number)

MR. DAVID L KANEN

KANEN WEALTH MANAGEMENT, LLC

5850 Coral Ridge Drive, Suite 309

Coral Springs, FL 33076

(631) 863-3100

ANDREW M. FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

10/15/2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28252C109

1	NAME OF REPORTING PERSON

PHILOTIMO FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,317,945
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,317,945
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,317,945
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.1%
14	TYPE OF REPORTING PERSON

IA, PN

2

CUSIP No. 28252C109

1	NAME OF REPORTING PERSON

PHILOTIMO FOCUSED GROWTH AND INCOME FUND
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		600,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

600,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

600,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IA, OO

3

CUSIP No. 28252C109

1	NAME OF REPORTING PERSON

KANEN WEALTH MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO; AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

FLORIDA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,000,170
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,000,170
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,000,170
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.6%
14	TYPE OF REPORTING PERSON

IA, OO

4

CUSIP No. 28252C109

1	NAME OF REPORTING PERSON

DAVID L. KANEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		209,387
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,000,170
PERSON WITH	9	SOLE DISPOSITIVE POWER

209,387
	10	SHARED DISPOSITIVE POWER

6,000,170
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6.209,557
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.8%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP No. 28252C109

1	NAME OF REPORTING PERSON

NANXI LIU
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. 28252C109

1	NAME OF REPORTING PERSON

DAVID MENIANE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA; FRANCE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		10,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

10,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP No. 28252C109

1	NAME OF REPORTING PERSON

MEHRAN NIA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		664,072*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

664,072*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

664,072*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

*Includes 34,072 shares of Common Stock issuable upon exercise of certain Warrants owned by Mr. Nia.

8

CUSIP No. 28252C109

1	NAME OF REPORTING PERSON

L. WILLIAM VARNER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP No. 28252C109

The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned (“Amendment No. 6”). This Amendment No. 6 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended to add the following:

In connection with the Cooperation Agreement, as defined and further described in Item 4 below, Nanxi Liu, David Meniane, Mehran Nia and L. William Varner, Jr. are no longer members of the Section 13(d) group and shall cease to be Reporting Persons immediately upon the filing of this Amendment No. 6. The remaining Reporting Persons will continue filing statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law. Each of the remaining Reporting Persons is party to the October 19 Joint Filing Agreement, as defined and further described in Item 6 below.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated to read as follows:

The Shares purchased by Philotimo were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The shares of Common Stock purchased by PHLOX were purchased with the funds for the accounts of its customers (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The Shares purchased by KWM were purchased with the funds for the accounts of its customers (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The Shares purchased by Mr. Kanen were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The Shares purchased by Mr. Meniane were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The Shares purchased by Mr. Nia were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 2,082,225 Shares beneficially owned by KWM is approximately $4,775,911, including brokerage commissions. The aggregate purchase price of the 3,317,945 Shares beneficially owned by Philotimo is approximately $8,602,603, including brokerage commissions. The aggregate purchase price of the 600,000 Shares beneficially owned by PHLOX is approximately $1,889,015, including brokerage commissions. The aggregate purchase price of the 209,387 Shares beneficially owned by Mr. Kanen is approximately $459,934, including brokerage commissions. The aggregate purchase price of the 10,000 Shares beneficially owned by Mr. Meniane is approximately $32,800, including brokerage commissions. The aggregate purchase price of the 664,072 Shares beneficially owned by Mr. Nia is approximately $2,533,899, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following:

On October 15, 2021, Kanen Wealth Management (“KWM”) and certain of its affiliates (the “Kanen Group”) entered into a Cooperation Agreement (the “Cooperation Agreement”) with the Issuer. Pursuant to the terms of the Cooperation Agreement, the Issuer agreed, among other things, to appoint two independent directors, Selim Bassoul and Alan Shaw (the “New Directors”), to the Board of Directors of the Issuer (the “Board”). The New Directors were selected by the Kanen Group from a list of five candidates provided by the Issuer (the “New Director Identification Process”). The New Directors shall fill the vacancies created by the resignations of Douglas T. Moore and Paul Froning from the Board. Under the terms of the Cooperation Agreement, the Issuer agreed to nominate the New Directors for election to the Board at the 2021 annual meeting of stockholders. Until the Termination Date (as defined below), if a New Director ceases to be a director for any reason, the Kanen Group may select a replacement director following the New Director Identification Process as set forth in the Cooperation Agreement.

10

CUSIP No. 28252C109

Pursuant to the Cooperation Agreement, the Kanen Group agreed to withdraw its letter nominating director candidates, dated September 9, 2021. Pursuant to the terms of the Cooperation Agreement, the Kanen Group also agreed to abide by certain customary standstill obligations, prohibitions on litigation and mutual non-disparagement provisions with the Issuer from the date of the Cooperation Agreement until the date that is thirty (30) days prior to the beginning of the Issuer’s advance notice period for stockholders to submit director nominations for the 2022 annual meeting of stockholders; provided, however, that both the Kanen Group and the Issuer may earlier terminate the Cooperation Agreement if the other party commits a material breach of the Cooperation Agreement that is not cured within fifteen days written notice thereof (such date, the “Termination Date”). Until the Termination Date, the Kanen Group has also agreed to vote in a manner consistent with the recommendations of the Board, subject to certain exceptions specified in the Cooperation Agreement.

The foregoing description of the Cooperation Agreement is qualified in its entirety by reference to the Cooperation Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Also on October 15, 2021, the parties to that certain Joint Filing and Solicitation Agreement, dated September 9, 2021 (the “Joint Filing and Solicitation Agreement”), agreed to terminate the Joint Filing and Solicitation Agreement effective immediately. Accordingly, Nanxi Liu, David Meniane, Mehran Nia and L. William Varner, Jr. are no longer members of the Section 13(d) group.

Item 5.	Interest in Securities of the Issuer.

Item 5(a)-(c) of the Schedule 13D are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 106,387,332 Shares outstanding as of August 10, 2021 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 12, 2021.

A.	Philotimo
(a)	As of the close of business on October 18, 2021, Philotimo beneficially owned 3,317,945 Shares.

Percentage: Approximately 3.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,317,945
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,317,945
(c)	The transactions in the Shares by Philotimo since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
11

CUSIP No. 28252C109

B.	PHLOX
(a)	As of the close of business on October 18, 2021, PHLOX beneficially owned 600,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 600,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 600,000
(c)	The transactions in the Shares by PHLOX since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
C.	KWM
(a)	As of the close of business on October 18, 2021, KWM beneficially owned 6,000,170 Shares, consisting of (i) the 3,317,945 Shares owned directly by Philotimo, which KWM may be deemed to beneficially own as the general partner of Philotimo, (ii) the 600,000 Shares owned directly by PHLOX, which KWM may be deemed to beneficially own as the investment manager of PHLOX and (iii) 2,082,225 shares of Common Stock directly owned by KWM.

Percentage: Approximately 5.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,000,170
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,000,170
(c)

The transactions in the Shares on behalf of each of KWM, Philotimo and PHLOX since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

D.	Mr. Kanen
(a)	As of the close of business on October 18, 2021, Mr. Kanen beneficially owned 6.209,557 Shares, consisting of (i) the 6,000,170 Shares beneficially owned by KWM, which Mr. Kanen may be deemed to beneficially own as the managing member of KWM and (ii) 209,387 Shares directly owned by Mr. Kanen.

Percentage: Approximately 5.8%

(b)	1. Sole power to vote or direct vote: 209,387
2. Shared power to vote or direct vote: 6,000,170
3. Sole power to dispose or direct the disposition: 209,387
4. Shared power to dispose or direct the disposition: 6,000,170
12

CUSIP No. 28252C109

(c)	Mr. Kanen has not entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D. The transactions in the Shares on behalf of each of KWM, Philotimo and PHLOX since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
E.	Ms. Liu
(a)	As of the close of business on October 18, 2021, Ms. Liu does not beneficially own any securities of the Issuer.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0
(c)	Ms. Liu has not entered into any transaction in the Shares since the filing of Amendment No. 5 to the Schedule 13D.
F.	Mr. Meniane
(a)	As of the close of business on October 18, 2021, Mr. Meniane directly beneficially owned 10,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 10,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 10,000
4. Shared power to dispose or direct the disposition: 0
(c)	Mr. Meniane has not entered into any transaction in the Shares since the filing of Amendment No. 5 to the Schedule 13D.
G.	Mr. Nia
(a)	As of the close of business on October 18, 2021, Mr. Nia directly beneficially owned 664,072[1] Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 664,072
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 664,072
4. Shared power to dispose or direct the disposition: 0

1 Includes 34,072 shares of Common Stock issuable upon exercise of certain Warrants owned by Mr. Nia.

13

CUSIP No. 28252C109

(c)	Mr. Nia has not entered into any transaction in the Shares since the filing of Amendment No. 5 to the Schedule 13D.
H.	Mr. Varner
(a)	As of the close of business on October 18, 2021, Mr. Varner does not directly beneficially own any securities of the Issuer.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0
(c)	Mr. Varner has not entered into any transaction in the Shares since the filing of Amendment No. 5 to the Schedule 13D.

KWM, in its role as investment manager to several customer accounts (collectively, the “Accounts”) to which it furnishes investment advice, and Mr. Kanen, as the managing member of KWM, may each be deemed to beneficially own shares of the Issuer’s Shares held in the Accounts.

Each of the remaining Reporting Persons, as a member of a “group” with the other remaining Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other remaining Reporting Persons. Each remaining Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to add the following:

On October 15, 2021, certain of the Reporting Persons and the Issuer entered into the Cooperation Agreement as defined and described in Item 4 above and attached hereto as Exhibit 99.1, which is incorporated herein by reference.

On October 19, 2021, certain of the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons who will remain Reporting Persons subsequent to this Amendment No. 6 agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law (the “October 19 Joint Filing Agreement”). A copy of the October 19 Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

14

CUSIP No. 28252C109

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to add the following exhibits:

99.1	Cooperation Agreement, dated as of October 15, 2021, by and among David L. Kanen, Philotimo Fund, LP, Philotimo Focused Growth and Income Fund, Kanen Wealth Management LLC, and 1847 Goedeker Inc.

99.2	Joint Filing Agreement, dated October 19, 2021.

15

CUSIP No. 28252C109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 19, 2021

Kanen Wealth Management, LLC

By:	/s/ David L. Kanen
	Name:	David L. Kanen
	Title:	Managing Member

Philotimo Fund, LP

By:	Kanen Wealth Management, LLC, its general partner

By:	/s/ David L. Kanen
	Name:	David L. Kanen
	Title:	Managing Member

Philotimo Focused Growth and Income Fund

By:	Kanen Wealth Management, LLC, its investment adviser

By:	/s/ David L. Kanen
	Name:	David L. Kanen
	Title:	Managing Member

/s/ David L. Kanen
David L. Kanen Individually and as attorney-in-fact for Nanxi Liu, David Meniane, Mehran Nia and L. William Varner, Jr.

16

CUSIP No. 28252C109

SCHEDULE A

Transactions in the Shares of the Issuer During the Past Sixty Days

Nature of Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Transaction

Philotimo Fund, LP

Purchase of Common Stock	56,175	2.8995	09/13/2021
Purchase of Common Stock	186,506	2.8658	09/14/2021
Purchase of Common Stock	13,318	2.7986	09/15/2021
Purchase of Common Stock	3,176	2.7951	09/16/2021

Philotimo Focused Growth and Income Fund

Purchase of Common Stock	100,000	2.8658	09/16/2021

Kanen Wealth Management, LLC

Transfer of Common Stock	19,480	N/A	10/01/2021[2]
Sale of Common Stock	161	3.0715	10/04/2021

2 Reflects a transfer to a separately managed account over which KWM does not have voting or dispositive control on or about October 1, 2021.